Richard W. Probert
Securities and Corporate Attorney

July 11, 2006

FILED VIA EDGAR (CORRESP)
Securities and Exchange Commission
Washington, DC 20549

Re: Bristol West Holdings, Inc. (SEC File Number 001-31984) Form 10-K for the year ended December 31, 2005, filed March 14, 2006

Ladies and Gentlemen:

We received a letter dated June 29, 2006 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2005 of Bristol West Holdings, Inc. (“Bristol West”).

In the Comment Letter, the Staff indicated that we should respond to the comments in the Comment Letter in 10 business days or tell the Staff when we will provide a response.  We hereby inform the Staff that we intend to respond to the Staff’s comments in the Comment Letter on or before August 31, 2006.

We take the Staff’s comments seriously and want to ensure that we have sufficient time to respond appropriately.  The primary reason for the timing of our response derives from the nature of Staff’s comments, which relate to accounting issues and related disclosures.  These comments require careful consideration both by our internal accounting, actuarial and legal staff as well as our independent auditors and outside counsel in order to prepare an appropriate response.  The reason for the timing of our response also derives from the time of year during which we received the Comment Letter.  We expect our internal accounting and legal staff as well as our independent auditors to be heavily involved in quarter-end closing and reporting processes during July and early August.  Nevertheless, we have started work on our response to the Comment Letter and hope to respond as quickly as possible.

If you have any questions or comments, please contact me or Craig Eisenacher at 954-316-5200.

Sincerely,

/s/ Richard W. Probert

Richard W. Probert
Securities and Corporate Attorney
Bristol West Holdings, Inc.

5701 Stirling Road, Davie, FL 33314  •  Phone: 954-316-5200  •  Fax: 954-316-5279

www.bristolwest.com
richard.probert@.bristolwest.com